

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2020

Jay Farner
Chief Executive Officer
Rocket Companies, Inc.
1050 Woodward Avenue
Detroit, MI 48226

> **Re: Rocket Companies, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 7, 2020**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed July 17, 2020**
> **File No. 333-239726**

Dear Mr. Farner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Preliminary Estimated Financial Results as of and for the Three Months and the Six Months Ended June 30, 2020, page 16

1.   Given the significant increases in net revenues and net income expected to be recognized in the second quarter and in the interim six month period ending June 30, 2020, please revise to provide a more granular discussion addressing the reasons for these increases.

2.   Please also discuss whether and to what extent the trend of increasing revenues and net income is expected to continue in future periods.

Jay Farner
Rocket Companies, Inc.
July 21, 2020
Page 2

       You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.

                                      Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: John Kennedy, Esq.